This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

Entourage Mining Ltd., 212-512 Seymour Street, Vancouver, BC, V6B3H7

Item 2: Date of Material Change

June 8th, 2004

Item 3: Press Release

June 11, 2004

Item 4: Summary of Material Change

Entourage Mining Ltd. (“Entourage” or the “Company”) announced that on June 8th, 2004, the Company closed a non-brokered private placement of its common shares for proceeds of US $209,400 from the sale of 698,000 units at a price of US$0.30 per unit.

Item 5: Full description of Material Change

Entourage Mining Ltd. (“Entourage”) is pleased to announce that on June 8th, 2004 it closed a non-brokered private placement to which the Company raised net proceeds of US$209,400 (approximately CDN$285,000) from the sale of 698,000 units at a price of US$0.30 per unit. Each unit consists of one common share and one non-transferable two-year share purchase warrant. Each share purchase warrant will entitle the warrant holder to acquire one common share of the Company at US$0.40.

The securities issued pursuant to the private placement are subject to a hold period in British Columbia expiring on October 9, 2004.

Item 6: Reliance on section 85(2) of the Act

N/A

Item 7: Omitted Information

N/A

Item 8: Senior Officers

Gregory F Kennedy – President/CEO
Michael B Hart – Secretary

Item 9: Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, British Columbia this 14th day of June, 2004

“Gregory F Kennedy”

Gregory F Kennedy, President